SCHEDULE 13D

Amendment No. 16
Continental Airlines Incorporated
Class B Common Stock
Cusip # 210795308


Cusip # 210795308
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	163,262
Item 8:	None
Item 9:	3,988,259
Item 10:	None
Item 11:	4,078,259
Item 13:	8.20%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Class B Common Stock, $0.01 par value (the "Shares") of Continental Airlines Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2929 Allen Parkway, Houston, TX 77019-2156.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by nineteen of the Fidelity Funds, twenty-three of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned Shares purchased in the aggregate 6,550,058 Shares for cash in the amount of approximately $208,586,471, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 3,481,765 Shares sold aggregated approximately $110,650,543. The attached Schedule B sets forth Shares purchased and/or sold since May 1, 1997.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 3,579,363 Shares for cash in the amount of approximately 51,571,102, including brokerage commissions. The
Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.
Proceeds from 5,385,295 Shares sold aggregated approximately
$167,862,367. The attached Schedule B sets forth Shares purchased and/or sold since May 1, 1997.

	FIL which own or owned Shares purchased in the aggregate 211,000 Shares for cash in the amount of approximately $5,260,041, including brokerage commissions. FIL used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 150,500 Shares sold aggregated approximately $3,993,852. The attached Schedule B sets forth Shares purchased and/or sold since May 1, 1997.


	On March 1, 1996, the Shares beneficially owned by the Fidelity Funds and the Accounts decreased by 330,200 Shares as a result of the event described in Item 5(c) below.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, FMTC, and FIL beneficially own all 4,078,259 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 3,801,297 Shares, or approximately 7.64% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 186,962 Shares, or approximately 0.38% of the outstanding Shares of the Company. In addition the Fidelity Funds received 1,063,204 Shares of common stock and FMTC received 4,630,111 Shares of common stock as a result of a 2 for 1 stock split on July 16, 1996. FMTC's position decreased by 159,442 shares due to a transfer out of shares. The number of Shares held by the Fidelity Funds and Accounts includes 329,192 Shares of common stock resulting from the assumed conversion of $10,000,000 principal amount of the 6.75% Convertible Subordinated Debentures (33.118 shares of common stock for each $1000 principal amount of the debenture), and 508,728 Shares of common stock resulting from the assumed conversion of 415,668 shares of the $4.25 Convertible Preferred
(2.068 shares of common stock for each convertible preferred).
FIL beneficially owns, as investment advisor to the International Funds, 90,000 Shares, or approximately 0.18% of the outstanding
Shares of the Company. In addition, FIL received 29,500 Shares of common stock as a result of a 2 for 1 stock split on July 16, 1996. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, and FIL are 4,078,259 Shares, or approximately 8.20% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 3,801,297 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 186,962 Shares and sole power to vote or to direct the voting of 163,262 Shares, and no power to vote or to direct the voting of 23,700 Shares owned by the Accounts.

	(c)	On March 1, 1996, the reporting person's beneficial
ownership of Shares decreased by 330,200 Shares as a result of
(i) the termination of the reporting person's interest in a Fidelity Fund (a private investment partnership) and (ii) the termination of investment management agreements Fidelity had with such Fidelity Fund.

	(d)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	DDJ Capital Management, LLC or an affiliate of such Company ("DDJ"), provides investment advisory consulting services for FMTC's use in connection with FMTC's investment management of two Accounts. DDJ is not a direct or indirect subsidiary or affiliate of FMR or FMTC; DDJ has no shared or sole voting power or any other investment discretion with respect to such securities or any other securities owned by Accounts managed by FMTC.

	Except as may otherwise be described herein, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	July 8, 1997	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B

Continental Airlines Incorporated

Ten Fidelity Fund(s) purchased Shares since May 1, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	05-02-97	2,600	$31.3750
	05-05-97	4,000	31.6250
	05-06-97	3,000	31.9380
	05-07-97	3,200	32.1250
	05-14-97	6,600	34.2500
	05-15-97	1,900	34.2500
	05-19-97	5,000	34.5000
	05-20-97	4,000	34.9375
	05-21-97	3,300	35.7500
	05-29-97	100	34.7500
	06-04-97	300	34.6250
	06-05-97	300	35.7500
	06-06-97	1,200	35.3750
	06-10-97	1,600	33.5000
	06-11-97	2,500	34.2500
	06-12-97	59,500	33.5176
	06-16-97	6,400	34.4336
	06-24-97	1,100	34.0000


SCHEDULE B


Continental Airlines Incorporated

Fifteen Fidelity Fund(s) sold Shares since May 1, 1997, the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-05-97	3,400	$31.6985
	05-07-97	59,200	32.0510
	05-09-97	200	33.7500
	05-19-97	8,700	34.6250
	06-03-97	14,400	34.3056
	06-04-97	11,600	34.5000
	06-11-97	63,000	33.6666
	06-13-97	50,000	34.4625
	06-17-97	40,000	34.0472
	06-19-97	30,000	33.6667
	06-24-97	40,000	34.3080
	06-25-97	32,300	33.7451
	06-26-97	80,000	33.1172
	06-27-97	35,000	33.6964
	06-30-97	15,000	33.3958



SCHEDULE B


Continental Airlines Incorporated

One Fidelity Fund(s) sold Shares of the $4.25 Convertible
Preferred since May 1, 1997, the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	06-26-97	10,000	$76.2500



SCHEDULE B


Continental Airlines Incorporated

Two Account(s) purchased Shares since May 1, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	06-26-97	400	$33.0000
	06-27-97	17,600	33.7429



 SCHEDULE B


Continental Airlines Incorporated

Two Account(s) sold Shares since May 1, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-29-97	600	$34.7500
	06-11-97	12,000	34.0000
	06-25-97	1,100	33.7451